SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Debt Exchange Offer

(Rio de Janeiro, January 4, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that its wholly owned subsidiary Petrobras International Finance Company (PIFCo) launched today an offer for the exchange of securities (Exchange) totaling up to US$ 500 million (face value) for the 5 series of Notes listed below, according to the presented priority order.

Priority	PIFCo	CUSIP/ISIN	Outstanding	Maturity Date	Bloomberg	Reference	Fixed Spread (in
order	Notes	No.	Principal		Page	Treasury	basis points)
			Amount			Security

12.375%
	Global Step-	71645WAF8 /
1	Up Notes due	US71645WAF86	U.S.$134,622,000	April 1 2008	BBT4	4.625% due	10
	2008					3/31/08
(“Step-Up
Notes”)

G7028BAA9 /
	9.875% Senior	USG7028BAA91				2.625% due	10
2	Notes due	*;	U.S.$238,246,000	May 9 2008	BBT4	5/15/08
	2008	71646FAA5 /
	(“2008 Notes”)	US71646FAA57;
71646FAB3 /
US71646FAB31*

71645WAB7 /
	9.75% Senior	US71645WAB72				5.125% due
3	Notes due	*;	U.S.$286,246,000	July 6 2011	BBT5	6/30/11	35
	2011	G7028BAB74 /
	(“2011 Notes”)	USG7028BAB74
*;
71645WAA9 /
US71645WAA99

	9.125% Global	71645WAG6 /
4	Notes due	US71645WAG69	U.S.$498,335,000	July 2 2013	BBT6	4.250% due	95
	2013					8/15/13
(“2013 Notes”)

	7.750% Global	71645WAJ0 /
5	Notes due	US71645WAJ09	U.S.$600,000,000	Sept 15 2014	BBT6	4.250% due	120
	2014					8/15/14
(“2014 Notes”)

The objective of the Exchange is to offer investors the opportunity to substitute the old notes with PIFCo’s benchmark, issued on October 06 2006 with a 6.125% per annum coupon and maturity in 2016.

The following table shall be used together with the calculation of the issuance price of the reopened security according to the conditions established in the Exchange Offering Prospectus.

PIFCo	CUSIP/ISIN	Outstanding	Maturity Date	Bloomberg	Reference	Fixed Spread (in
Notes	No.	Principal		Page	Treasury	basis points)
		Amount			Security

6,125%	71645WAL5/U	U.S.$500,000,0	October 6, 2016	BBT6	4.625% due	140
Global Notes	S71645WAL54	00			11/15/16
due 2016
(“Original
2016 Notes”)

The company offers to investors the opportunity to exchange old securities for a combination of reopened PIFCo benchmark securities and an amount in cash, to be calculated on January 19 2007 based on a pricing formula established in the Exchange Offering Prospectus, filed with the U.S. Securities and Exchange Commission (SEC) on January 03, 2007 and available on the Investor Relations website – Financial Information – Prospectus, or as shown below.

Unless stated to the contrary, the Exchange is set to expire at 5:00 p.m., New York City time on February 01 2007, and financial settlement is to take place on the third business day there after.

The operation is being arranged by Morgan Stanley & Co., Incorporated and UBS Securities LLC as Dealer Managers, The Bank of New York as the transaction agent, The Bank of New York (Luxembourg)S.A. as agent in Luxemburgo and D.F. King & Co., Inc. as information agent for the tender offer.

Requests for the Offer to Purchase and related documents should be made to D.F. King & Co., Inc. by calling (212) 269-5550 for the banks and brokers or (800) 859-8508, for other parties, or in writing to 48 Wall Street, New York, New York 10005. Questions on the tender offer can be made to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1457 (outside the United States) and to UBS Securities LLC on (888) 722-9555, extension 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made exclusively through the Offer to Purchase document and related notification letters. The latter are invalid in any jurisdiction that does not permit them to be acted upon pursuant to the prevailing legislation.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “;;anticipate”, “;;believe”, “;;expect”, “;;forecast”, “;;intend”, “;;plan”, “;;project”, “;;seek”, “;;should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.